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November 15, 2024	Nicholas M. Coppola
T +1 212 596 9490
nicholas.coppola@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Kimberly Browning

Re:	DoubleLine ETF Trust (the “Registrant”) with respect to DoubleLine Multi-Sector Income ETF (the “Fund”), File Nos. 333-260030 and 811-23746

Dear Ms. Browning:

This letter is being filed to respond to the additional comments received from you on November 12, 2024, regarding the staff (the “Staff”) of the Securities and Exchange Commission’s (the “SEC”) review of Post-Effective Amendment No. 9 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) and the Registrant’s initial response letter dated November 8, 2024 (the “Initial Letter”), addressing the initial comments that the Fund received with respect to the Registration Statement on October 17, 2024. The Staff’s comments are summarized herein to the best of our understanding, followed by the Registrant’s responses. The Registrant’s responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 10 to the Registration Statement, which the Registrant expects to be filed on or about November 19, 2024. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement. Any comment references noted herein are to the Initial Letter.

1.	Comment: Regarding the response to Comment #3: The Staff reissues Comment #3.

Response: The Registrant respectfully reiterates its view that the use of phrases such as “for example” are appropriate to describe the Fund’s strategy as the Fund will flexibly allocate and re-allocate its assets across various sectors of the fixed-income market depending on market factors that may change over time. The Registrant believes that the use of such phrases provides investors with an accurate picture of the broad nature of the Fund’s principal investment strategies and potential exposure to different asset classes.

2.

Comment: Regarding the response to Comment #8: It appears that the Fund will invest significantly in instruments with limited liquidity. Given the liquidity profiles of these investments, please explain how the Fund determined that its investment strategy is appropriate for the open-end structure. The Registrant’s response should include information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act. Your response may also include general market data on the types of investments you intend to hold. See Investment Company Liquidity Risk Management Programs, 1940 Act Release No. 32315 (October 13, 2016) at pages 154-155.

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Response: As discussed on page 2 of the SAI, pursuant to Rule 22e-4 under the 1940 Act, the Fund has adopted a liquidity risk management program (the “LRMP”) to assess and manage its liquidity risk. Under the LRMP, the Fund classifies its investments into specific liquidity categories and monitors compliance with limits on investments in illiquid investments. The administrator of the LRMP, the Adviser, is responsible for assessing and managing the Fund’s liquidity risk. In so doing, the Adviser considers a number of factors, including whether an investment strategy is appropriate for an open-end fund, the Fund’s investment strategy and liquidity of portfolio investments during both normal and reasonably foreseeable stressed conditions, short- and long-term cash flow projections for the Fund during both normal and reasonably foreseeable stressed conditions, and the Fund’s holdings of cash and cash equivalents. These factors were evaluated with respect to the Fund’s investment strategy, and it was determined that the strategy was appropriate for an open-end fund. Additionally, in determining that the Fund’s strategy is appropriate for an open-end structure, the Adviser took into account the significant experience it has in managing and trading the investments in which the Fund expects to invest as part of its principal investment strategies, including certain below investment grade securities, for registered investment companies that offer redeemable securities. Finally, as discussed in the SAI and required by Rule 22e-3, the Fund will not invest more than 15% of its net assets in illiquid investments.

3.	Comment: Regarding the response to Comment #9(a): The Staff reissues Comment #9(a). Please specify the fixed income instruments and include attendant risk disclosure.

Response: The Registrant believes that the use of the phrase “any other fixed income instrument . . .” provides investors with an accurate picture of the broad nature of the Fund’s principal investment strategies, including that the Fund may invest in fixed income instruments of any kind from time to time over time. The Registrant respectfully declines to make any further changes in response to this comment.

4.	Comment: Regarding the response to Comment #10(b): Please define “other organization” as referenced in your revision.

Response: The Registrant will revise the above-mentioned disclosure as follows:

A foreign issuer is any issuer that is organized under the laws of a foreign country.

5.	Comment: Regarding the response to Comment #11(a): The Staff reissues Comment #11(a).

Response: Please see response to Comment 1 herein.

6.	Comment: Regarding the response to Comment #11(b): Please clarify the specific private sector issuer types in plain English and include attendant risks disclosure.

Response: The Registrant will delete the parenthetical in response to the Staff’s comment.

7.	Comment: Regarding the response to Comment #11(c): The Staff reissues Comment #11(c). Please disclose how the Fund will achieve its investment objectives by investing in cash and cash equivalents.

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Response: Please see response to Comment 1 herein. The referenced investments are expected to be only a portion of the Fund’s assets and the Fund seeks to achieve its investment objective by investing in a variety of instruments, as described in its principal investment strategies. Separately, the Registrant will add the following disclosure to Item 9:

The Fund may from time to time hold a portion of its assets in cash, cash equivalents, or other short-term investments for a number of reasons, including, for example, for temporary defensive purposes, to satisfy future redemption requests, pending the investment of subscription proceeds, or when the Adviser otherwise determines for investment purposes to hold a portion of the Fund’s assets in cash or similar investments.

8.

Comment: Regarding the response to Comment #11(d): Please define in plain English the term “pooled short term cash management vehicles” and explain how the Fund will achieve its investment objective by investing in such vehicles.

Response: Please see response to Comment 7 herein. The Registrant will also revise the above-mentioned disclosure as follows:

. . . (xvi) short-term, high quality investments, including, for example, commercial paper, bankers’ acceptances, certificates of deposit, bank time deposits, repurchase agreements, and investments in money market mutual funds or similar pooled investments (i.e., other investment funds, vehicles or structures that do not operate as money market funds); . . .

9.	Comment: Regarding the response to Comment #13: The Staff reissues Comment #13.

Response: The Registrant respectfully declines to make the requested changes. Consistent with industry practice and staff guidance, a fund may obtain the requisite exposure to comply with its 80% investment policy either through investments directly in securities or indirectly using derivatives. While the Fund does not intend to use derivatives to meet its 80% investment policy, it reserves the right to do so.

10.

Comment: Regarding the response to Comment #16(b): Please delete the phrase “to the extent the Fund deems practicable” in the revised language. Please note that this comment applies to any similar disclosure that appears in the SAI.

Response: The Registrant respectfully declines to make the requested change. As a practical matter, the Fund can not always “look-through” to the holdings of investment companies in which the Fund invests. Consistent with the guidance included in the adopting release for the recent amendments to Rule 35d-1 under the 1940 Act, the Registrant notes that the Fund may include the entire value of its investment in an appropriate investment company when calculating the Fund’s compliance with its 80% investment requirement without looking through to such investment company’s underlying investments. Investment Company Names, Release No. IC-3500 (September 20, 2023) at 49.

11.	Comment: Regarding the response to Comment #18: The Staff reissues Comment #18.

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Response: The Registrant respectfully declines to make the requested change for the reasons explained in the Initial Letter.

12.

Comment: Regarding the response to Comment #19: The Staff reissues Comment #19. The Staff notes that the proposed revision does not specify the investments that the Fund will make in the financial services sector.

Response: The Registrant respectfully declines to make further changes in response to this comment. The Registrant believes its revised disclosure provides investors with sufficient notice that the Fund expects to have exposure to the financial services sector through its investments in the various sectors of the fixed income markets, as described throughout the Registrant’s registration statement.

13.	Comment: Regarding the response to Comment #26: Please delete the phrase “to the extent practicable” from the revised language.

Response: The Registrant respectfully declines to make the requested change. See Comment 10 herein.

14.	Comment: The Staff would like to see the complete markup of the revisions.

Response: A markup has been provided to the Staff separately by e-mail.

Respectfully submitted,

/s/ Nicholas M. Coppola
Nicholas M. Coppola

cc:	Ronald R. Redell

Carolyn Liu-Hartman, Esq.

Jeremy C. Smith, Esq.

Michelle Huynh, Esq.